UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Global Healthcare REIT, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37953J107
(CUSIP Number)
Chris Doucet, 2204 Lakeshore Drive, Suite 304
Birmingham, Alabama 35209 205-414-9788
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 10, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 37953J107

13D

Page 2 of 4 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

Doucet Capital, LLC Owner of Doucet Asset Management LLC
03-0600886


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

OO


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, US








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

0


8.

SHARED VOTING POWER

1,163,614


9.

SOLE DISPOSITIVE POWER

00,000


10.

SHARED DISPOSITIVE POWER

1,163,614






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,163,614


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%


14.

TYPE OF REPORTING PERSON (see instructions)

IA








CUSIP No. 37953J107

13D

Page 3 of 4 Pages










Item 1.  Security and Issuer.
      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Global
Healthcare REIT, Inc. (the "Company"), which has its principal executive offices at:

3050 Peachtree Road, NW Suite 355
Atlanta, GA  30305
Item 2.  Identity and Background.
      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher L. Doucet is the managing member of Doucet Capital LLC and Chief Executive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Management. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 304, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
      On November 10 , 2017 notional ownership of the subject company decreased to 4.6% due to the maturity and surrender of the $3,200,000 in a convertible private 6.5% note. As of November 10, 2017 Doucet Asset Management has acquired 1,163,614 shares of the Common Stock of the Company on the open market for total consideration of $4,164,486.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Management, which include Christopher and Suzette Doucet.
Item 4.  Purpose of Transaction.
      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company?s business, financial condition and operating results, general market and industry conditions or other factors.

      Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.
Item 5.  Interest in Securities of the Issuer.
      (a) As of the close of business on November 10, 2017 Doucet Capital, Doucet Asset Management, Christopher L. Doucet and Suzette A. Doucet were the beneficial owners of 1,163,614 shares of Common Stock, which constitute in the aggregate 4.56% of the outstanding shares of Common Stock of the Company based on 25,503,350 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending September 30, 2017 filed by the Company.

      (b)  Doucet Capital, Doucet Asset Management, Christopher
L. Doucet and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned by them as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) There were no transactions in the Common Stock by the Reporting Persons affected in the last 60 days.

      (d) There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

      (e) On November 10, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock as their notional ownership of the subject company decreased to 4.56% due to the maturity and surrender of the 3,200,000 in a convertible private 6.5% note.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
      None
Item 7.  Material to Be Filed as Exhibits.
      None






CUSIP No. 37953J107

13D

Page 4 of 4 Pages





SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOUCET CAPITAL, LLC,.

/s/ Christopher L. Doucet


Managing Member


November 22, 2017



DOUCET ASSET MANAGEMENT,
LLC.by Doucet Capital,
LLC, its managing member

/s/ Christopher L. Doucet


Managing Member


November 22, 2017



INDIVIDUAL(S)

/s/ Christopher L. Doucet

Individually


November 22, 2017



/s/ Suzette A.. Doucet

Individually


November 22, 2017